HIS ONLY SON FILMS, LLC

FINANCIAL REPORT
(REVIEWED)

DECEMBER 31, 2022 AND 2021

C O N T E N T S



Schwartz
Giannini
Lantsberger
& Adamson
ACCOUNTANCY CORPORATION

Philip Lantsberger, CPA
Robert Gross, CPA
Nikolas A. Torres, CPA

3461 Brookside Road
Suite E
Stockton, California 95219
Ph: 209.474.1084
Fx: 209.474.0301
www.sglacpas.com

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Management
His Only Son Films, LLC
San Francisco, California

We have reviewed the accompanying financial statements of His Only Son Films, LLC, which comprise the balance sheets as of December 31, 2022 and 2021, and the related statements of income and members' equity and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of His Only Son Films, LLC and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Schwartz, Giannini, Lantsberger & Adamson

Stockton, California
January 20, 2023

HIS ONLY SON FILMS, LLC

BALANCE SHEET
DECEMBER 31, 2022 AND 2021

See Independent Accountants' Review Report

ASSETS	**2022**	**2021**
Current assets		
Cash	$ -	$ -
Total current assets	-	-
Capitalized film production costs (Note 3)	365,378	326,061
Total assets	$ 365,378	$ 326,061
LIABILITIES AND MEMBERS' EQUITY		
Members' equity (Note 4)		
Common units (155,000 units authorized and issued) and issued)	$ -	$ -
Class A (190,000 units authorized and issued, $1 par value)	190,000	190,000
Class B (140,000 units authorized and issued, $1 par value)	140,000	140,000
Accumulated equity (deficit)	35,378	(3,939)
Total members' equity	365,378	326,061
Total liabilities and members' equity	$ 365,378	$ 326,061

See Notes to Financial Statements.

HIS ONLY SON FILMS, LLC

STATEMENTS OF INCOME AND MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021
See Independent Accountants' Review Report

	2022	2021
Revenues	$ -	$ -
Cost of revenues	-	-
Gross profit	$ -	$ -
Operating expenses		
Legal fees	5,635	-
Festivals	1,819	4,235
Taxes and permits	498	399
Total expenses	7,952	4,634
Net (loss)	$ (7,952)	$ (4,634)
Members' equity - beginning of year	326,061	325,428
Member contributions	47,269	5,267
Members' equity - end of year	$ 365,378	$ 326,061

See Notes to Financial Statements.

HIS ONLY SON FILMS, LLC

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2022 and 2021
See Independent Accountants' Review Report

CASH FLOWS FROM OPERATING ACTIVITIES:		2022		2021
Net (loss)	$	(7,952)	$	(4,634)
Adjustments to reconcile excess of revenues over expenses to net cash provided by operating activities:				
Changes in assets and liabilities:				
Decrease (increase) in:				
Capitalized film production costs		(39,317)		(633)
Net cash (used in) operating activities	$	(47,269)	$	(5,267)
CASH FLOWS FROM FINANCING ACTIVITIES:				
Member contributions	$	47,269	$	5,267
Net cash provided by financing activities	$	47,269	$	5,267
Net increase in cash	$	-	$	-
Cash at beginning of year		-		-
Cash at end of year	$	-	$	-

See Notes to Financial Statements.

HIS ONLY SON FILMS, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2022 AND 2021

NOTE 1. ORGANIZATION AND NATURE OF OPERATIONS

Nature of Business

His Only Son Films, LLC, a Delaware Limited Liability Company (the Company), was formed on October 30, 2018. The Company is engaged in the business of film production, specifically the film "His Only Son."

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents. The Company had $0 cash on hand as of December 31, 2022 and 2021.

Film Production Costs

Since its inception in October 2018, the Company has been active in the production of the film "His Only Son." During this process, the Company has capitalized significant production expenses which are reported as Capitalized Film Production Costs on the balance sheets. See Note 3.

Income Taxes

The Company, with the consent of its members, has elected to be taxed as a partnership. The members of the partnership are taxed on the Company's taxable income. Therefore, no provision or liability for income taxes has been included in the financial statements.

NOTE 3. CAPITALIZED FILM PRODUCTION COSTS

Since its inception in October 2018, the Company has capitalized film production costs. As of December 31, 2022 and 2021, these costs amounted to $365,378 and $326,061, respectively. The Company expects continued post-production expenses, the amount of which is estimated to be $6,000-$10,000.

NOTE 4. MEMBER UNITS

Common units are units of ownership in the Company with each unit having equal ownership and voting rights, calculated by dividing the number of units owned by total units outstanding. As of December 31, 2022 and 2021, 155,000 common units had been issued and were outstanding, respectively.

Class A and Class B units are similar to common units of ownership with each unit having ownership equal to the number of units owned by the total number of units outstanding. However, these units differ from common units in the following ways. These units do not carry a right to vote or participate in any meetings of the Company, and these units include a right to receive distributions on a pro-rata basis of initial contributions. As of December 31, 2022 and 2021, 190,000 Class A and 140,000 Class B units have been authorized and issued.

NOTE 5. DATE OF MANAGEMENT'S REVIEW

In preparing the financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through January 20, 2023, the date the financial statements were available to be issued.